FOR IMMEDIATE RELEASE

BRASKEM


                Braskem prepares for the incorporation of Trikem and takes a further step towards its corporate integration

Sao Paulo, December 10, 2003 --- BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK;
LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and among the five largest Brazilian privately-owned industrial companies, announces that yesterday the Boards of Directors of Braskem S.A. ("Braskem") and Trikem S.A. ("Trikem") agreed to convene Extraordinary Shareholders' Meetings of Braskem and Trikem to be held on January 15, 2004, to deliberate on the merger of Braskem's subsidiary, Trikem, into Braskem.

Braskem was created on August 16, 2002 and merged with its subsidiaries OPP Quimica S.A., Nitrocarbono S.A. and Economico S.A. Empreendimentos on March 31, 2003. Following this phase, it initiated negotiations with the common shareholders of Trikem and Polialden Petroquimica S.A. In July 2003, it acquired the shareholding stake that the Mitsubishi Group had in these two companies, while Nissho Iwai opted to migrate its equity interest to Braskem. Following that, the Company submitted a proposal for a Public Offering ("PO") to the Brazilian Securities Exchange Commission ("CVM") for the exchange of Trikem's remaining common shares, which offering was successfully completed on December 4, 2003.

The next step of Braskem's integration process consists of the merger of Trikem into Braskem. This initiative represents a new and important milestone in Braskem's corporate integration process and in the restructuring of the Brazilian petrochemical industry. With the approval of this proposal, Trikem shareholders who agree to migrate their shareholdings to Braskem will enjoy all the benefits associated with this transaction, which is expected to enhance the Company's competitiveness and to create additional value for all of its shareholders.

Thus, all preferred and common shareholders of Trikem will either be entitled to receive Braskem's class "A" preferred shares in exchange for their Trikem shares, which will be cancelled as a result of Trikem's merger into Braskem, or to exercise their withdrawal rights.

With regard to the above-mentioned Extraordinary Shareholders' Meetings, Braskem's CEO Jose Carlos Grubisich remarked: "The structure of the process through which Trikem will merge into Braskem is consistent with Braskem's public commitment to offer all minority shareholders of its controlled companies the opportunity to migrate their shareholdings to Braskem. Furthermore, the merger process will offer several advantages, including the alignment of the interests of all shareholders, the creation of value through attaining additional synergies, and an increase in the number of outstanding preferred shares in the market, resulting in more liquidity for Braskem's shareholder base."

Paul Altit, Braskem's CFO, added: "This merger will also result in further simplification of Braskem's corporate structure, allowing for a better understanding by the market and investors of our numbers, results and strategy, as well as better opportunities to use the capital markets to finance our growth program."

After migrating to Braskem, current Trikem shareholders will have the statutory right to sell their interests jointly under the same conditions as Braskem's controlling shareholders in the event of a change in control of Braskem - i.e. "100% tag-along rights" - and the advantage of becoming shareholders in a company classified as a Level 1 corporation by the Sao Paulo Stock Exchange ("BOVESPA") and also listed on the NYSE and Latibex.

VALUATIONS AND BASE DATE

PricewaterhouseCoopers Auditores Independentes issued a valuation report based upon the fair market value of Braskem's and Trikem's Shareholders' Equity, calculated using the same criteria for both companies and based on asset appraisal reports prepared by specialized firms and independent appraisers on October 31, 2003 ("Merger Base Date"). The fair market value of Braskem's and Trikem's shareholders' equity was used to determine the ratio for the exchange of Trikem shares for Braskem's class "A" preferred shares. The appointment of PricewaterhouseCoopers must be ratified at Braskem's and Trikem's Extraordinary Shareholders' Meetings.

Furthermore, the appraisal of Braskem's and Trikem's shareholders' equity at book value, based on their balance sheets as of the Merger Base Date, was prepared by PricewaterhouseCoopers and will serve as the basis for calculating Braskem's accounting entries and to determine the reimbursement value for Trikem's shares in the event that Trikem shareholders exercise their withdrawal rights resulting from this merger.

According to the aforementioned appraisals, the book value of Trikem's shareholders' equity to be transferred to Braskem is R$304,594,199.90 (three hundred and four million, five hundred and ninety-four thousand, one hundred and ninety-nine reais and ninety cents).

SHARE EXCHANGE RATIO FOR PURPOSES OF THE MERGER OF TRIKEM INTO BRASKEM

Using the referenced valuation reports on the fair market value of the shareholders' equity as a base, and in an effort to treat the holders of Trikem's preferred shares fairly and equally with Trikem's shareholders that owned Trikem common shares that were exchanged in the PO held on December 4, 2003, the exchange ratio of Trikem's shares for Braskem's class "A" preferred shares, to be offered in the current transaction, will be calculated on the same basis as the exchange ratio provided in the referenced PO, in accordance with the table below:

   -----------------------------------------------------------------------------------------------------------------------
                                                                                     BRASKEM               TRIKEM
   -----------------------------------------------------------------------------------------------------------------------
   Current Number of Outstanding Shares                                                  68,432,133            60,868,763
   -----------------------------------------------------------------------------------------------------------------------
   Market Value of Net Equity - NE (in R$)                                         5,733,160,995.68      1,439,109,292.58
   -----------------------------------------------------------------------------------------------------------------------
   Price per thousand shares based on Market Value of NE (in R$)                              83.78                 23.64
   -----------------------------------------------------------------------------------------------------------------------
   Substitution Ratio for NE at Market Value                                                      1                  3.54
   -----------------------------------------------------------------------------------------------------------------------
   Substitution  Ratio of Trikem's  Preferred  and Common Shares
   for Braskem's Preferred A Shares upon the said incorporation                                   1                  3.47
   -----------------------------------------------------------------------------------------------------------------------
   Standard lot of shares                                                                     1,000                 1,000
   -----------------------------------------------------------------------------------------------------------------------
   Excluding treasury stock.

REIMBURSEMENT VALUE FOR TRIKEM SHARES IN CASE OF WITHDRAWAL

The reimbursement value of the shares held by Trikem stockholders who may eventually dissent from the merger transaction will be determined on the basis of an appraisal of Trikem's shareholders' equity at book value, in accordance with the provisions of Art. 45 of Brazilian Law No. 6,404/76, as the share exchange ratio above is based on an appraisal of the fair market value of Braskem's and Trikem's shareholders' equity, calculated as of the same Merger Base Date.

The reimbursement value of the shares held by Trikem shareholders who may eventually dissent from the merger transaction is detailed in the table below:

--------------------------------------------------------------------------------------------------------------------------
      Book Value of Acquiree (in R$):         Book Value per 1,000 common shares   Book Value per 1,000 preferred shares
                                              for reimbursement purposes (in R$):  for reimbursement purposes (in R$)(+):
--------------------------------------------------------------------------------------------------------------------------
               656,038,044.29                                 10.78                                  10.78
--------------------------------------------------------------------------------------------------------------------------
Book value of standard lot of preferred shares, regardless of class.

As provided by law, if Braskem believes that payment of the reimbursement value of the shares of any dissenting Trikem shareholders will adversely affect the financial liquidity of the Company, extraordinary shareholders' meetings of Braskem and Trikem will be immediately convened in order to reanalyze the merger transaction, and if necessary, to unwind the transaction.

CAPITAL INCREASE AT BRASKEM

Due to the merger of Trikem into Braskem, in accordance with the Valuation Report of Trikem based on book value and in order to support a new issue of shares by Braskem, Braskem's capital stock will be increased by R$304,594,199.90 (three hundred and four million, five hundred and ninety-four thousand, one hundred and ninety-nine reais and ninety cents), net of the interest that Braskem has in Trikem's capital stock, which will be cancelled through the issue of 8,136,165,484 (eight billion, one hundred and thirty-six million, one hundred and sixty-five thousand, four hundred and eighty-four) new class "A" preferred shares, all entitled to the rights and advantages contemplated in Braskem's bylaws and to be allocated to the shareholders of Trikem in exchange for their Trikem shares in proportion to the share exchange ratio mentioned above, which Trikem shares will be cancelled.

In order to respect the legally required proportion of 1/3 common shares and 2/3 preferred shares, an amendment to Braskem's estatuto social ("bylaws") to allow the conversion of class "A" preferred shares into common shares, and requiring the approval of a majority of Braskem's voting capital stock, will be the subject of deliberation in the Extraordinary Shareholders' Meeting, prior to deliberations in respect of the merger of Trikem. Accordingly, the conversion of up to 121,948,261 (one hundred and twenty-one million, nine hundred and forty-eight thousand and two hundred and sixty one) class "A" preferred shares into up to 121,948,261 (one hundred and twenty-one million, nine hundred and forty-eight thousand and two hundred and sixty one) common shares, in the proportion of 1 class "A" preferred share for each common share, will also be deliberated upon.

After the merger of Trikem into Braskem, the capital stock of Braskem will be R$2,192,016,293.84 (two billion, one hundred and ninety-two million, sixteen thousand, two hundred and ninety-three reais and eighty-four cents), divided into 25,730,061,841 common shares, 51,460,123,681 class "A" preferred shares and 229,154,800 class "B" preferred shares.

NUMBER OF BRASKEM SHARES THAT TRIKEM STOCKHOLDERS MIGRATING TO BRASKEM WILL RECEIVE

The new shares to be issued will be allocated to the shareholders of Trikem on the "Merger Base Date" in the following manner: (i) common shareholders of Trikem that now own 514,366 common shares will be entitled to receive 148,083 class "A" preferred shares to be issued by Braskem; and (ii) Trikem shareholders that now own 28,260,456,441 preferred shares will be entitled to receive 8,136,017,401 class "A" preferred shares to be issued by Braskem.

The new shares to be issued by Braskem and allocated to the shareholders of Trikem upon completion of the merger will be entitled to all of the rights contemplated in Braskem's bylaws in effect on that date and to dividend payments under the same conditions as the respective classes of outstanding Braskem shares. Furthermore, they will be entitled, if declared, to full dividends related to the fiscal year ending December 31, 2003.

OTHER INFORMATION

This corporate restructuring is part of the antitrust review proceeding No. 08012.005799/2001-92, filed with CADE (Brazil's anti-trust and competition authority) on September 18, 2001, and approved without restrictions by SEAE (special anti-trust agency) under the Department of Economic Development.

The Valuation Reports, Merger Protocol and Justification, along with all the other relevant documents, are available to the shareholders of Braskem and Trikem for examination from 9:00 a.m. to 5:00 p.m. at the address of their respective head offices, namely: (i) Braskem: Rua Eteno, 1561 - COPEC - Camacari
- Bahia; and (ii) Trikem: Rua Hidrogenio, No. 3.342, COPEC - Camacari - Bahia. A copy of this material will be available at the CVM and at the BOVESPA.

The shareholders of Braskem and Trikem who may wish to consult and examine the documents above are required to contact our Investor Relations area at (5511) 3443-9529 or (5511) 3443-9744 to set a date and time for their visit. Moreover, a summary of the information related to this operation will be available on Braskem's web site (www.braskem.com.br).

--------------------------------------------------------------------------------
Braskem, a world-class Brazilian petrochemical company, is a leader in the thermoplastic resins segment in Latin America and is among the five largest Brazilian privately-owned industrial companies. The Company operates 13 manufacturing plants throughout Brazil, and it has a yearly production capacity of 5.0 million metric tons of petrochemical products.

                             For further information, please contact:
Jose Marcos Treiger                     Vasco Barcellos                         Luiz Henrique Valverde
IRO                                     Investor Relations                      Investor Relations
Tel:  (5511) 3443 9529                  Tel:  (55110 3443 9178                  Tel:  (5511) 3443 9744
Fax:  (5511) 3443 9532                  Fax:  (5511) 3443 9532                  Fax:  (5511) 3443 9532
E-mail:  jm.treiger@braskem.com.br      Email:  vasco.barcello@braskem.com.br   Email:  luiz.valverde@braskem.com.br

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 218 of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem's management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.